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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 31528

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIVERSIDE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 3620
(No. and Street)

Chicago, (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jordan Zaro (312) 922-6777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2003 WASH. D.C. 155

PROCESSED JUN 17 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jordan Zaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riverside Securities, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVERSIDE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2003


SEC MAIL PROCESSING
MAY 3 0 2003
WASH, D.C.
SECTION

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Riverside Securities, Inc.

We have audited the accompanying statement of financial condition of Riverside Securities, Inc. as of March 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Riverside Securities, Inc. as of March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 20, 2003

RIVERSIDE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

ASSETS

Cash and cash equivalents	$ 11,001
Receivable from brokers/dealers	4,550
Receivable from shareholder	60,304
Furniture and equipment at cost, net of $29,477 accumulated depreciation	2,397
Other assets	7,986
TOTAL ASSETS	$ 86,238

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 5,867
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 100,000 shares; issued and outstanding 1,000 shares	$ 1,000
Additional paid-in capital	84,394
Retained earnings (deficit)	(5,023)
Total Shareholders' Equity	$ 80,371
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 86,238

The accompanying notes are an integral part of this financial statement.

RIVERSIDE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in state of Illinois on February 1, 1984. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Furniture and Equipment - Depreciation is provided using the straight line method over five and seven year periods.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2003 the Company's net capital and required net capital were $7,396 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 79%.

NOTE 3 - MEDICAL REIMBURSEMENT PLAN

In August, 1997, the Company adopted a medical reimbursement plan covering all full time employees. Under terms of the plan, the Company will reimburse all payments for medical and dental expenses not covered by employee insurance. The total expenditures incurred by the Company pursuant to this plan for the year ended March 31, 2003 were $300.

NOTE 4 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company has entered into an agreement with a broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is

NOTE 4 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - (Continued)

held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Through their Clearing Broker/dealer the Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange traded options. As a writer (seller) of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of customer option transactions. These activities may expose the Company to off-balance-sheet risk in the event that the option is exercised and the customer or contra-broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.